RADIUS HEALTH, INC.
201 Broadway Street, 6th Floor
Cambridge, Massachusetts 02139

November 10, 2011

Via EDGAR and Facsimile

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:  Mr. John Reynolds

RE:	Radius Health, Inc.
Registration Statement on Form S-1
SEC File No. 333-175091

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Radius Health, Inc., a Delaware corporation (the “Company”), hereby requests that the effectiveness of the Company’s above-referenced Registration Statement on Form S-1, as amended (the “Registration Statement”), be accelerated to 5:00 p.m. Eastern Time, on Thursday, November 10, 2011 or as soon as practicable thereafter.

The Company hereby acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this request, please do not hesitate to contact Julio E. Vega at (617) 951-8901 or Matthew J. Cushing at (617) 951-8439 of Bingham McCutchen LLP, special counsel to the Company.

Please contact either Julio E. Vega or Matthew J. Cushing as soon as the Registration Statement has been declared effective.

Sincerely,

RADIUS HEALTH, INC.

/s/ B. Nicholas Harvey
Name: B. Nicholas Harvey
Title: Chief Financial Officer

cc:	Julio E. Vega, Esq., Bingham McCutchen LLP
Matthew J. Cushing, Esq., Bingham McCutchen LLP
C. Richard Edmund Lyttle, President and CEO, Radius Health, Inc.